OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___ )*

Cinemark Holdings, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
17243V 102
(CUSIP Number)
Andrew C. McCullough
Executive Vice President and General Counsel
Syufy Enterprises, LP
150 Pelican Way
San Rafael, California 94901
(415) 448-8416
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	17243V 102	13D

1	NAMES OF REPORTING PERSONS Syufy Enterprises, LP 94-2167713

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	7	SOLE VOTING POWER

NUMBER OF		8,174,596

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,174,596

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,174,596

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) Assumes a total of 106,509,578 shares outstanding, based on the amount reported in Cinemark Holdings, Inc. most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

SCHEDULE 13D

Item 1.	Security and Issuer
This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Syufy Enterprises, LP, a California limited partnership (“Syufy LP”), relating to shares of common stock, par value $0.001 (“Common Stock”) of Cinemark Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 3900 Dallas Parkway Suite 500, Plano, TX 75093.

Item 2.	Identity and Background
     (a)     This Schedule 13D is filed by Syufy LP. The general partner of Syufy LP is Syufy Properties, Inc., a California corporation (“Syufy Inc.”).
     (b)     The business address of each of Syufy LP and Syufy Inc. is 150 Pelican Way, San Rafael, California 94901.
     (c)     Syufy LP is engaged in the business of owning Common Stock of the Issuer. Syufy Inc. is engaged in the business of acting as the general partner of Syufy LP, managing and developing real property and engaging in other active and passive investment activities.
     (d)     None of Syufy LP or Syufy Inc., or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e)     None of Syufy LP or Syufy Inc., or other persons with respect to whom this information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)     Syufy LP is a California limited partnership. Syufy Inc. is a California corporation.

Item 3.	Source and Amount of Funds
As of February 13, 2008, Syufy LP directly held 8,174,596 shares of Common Stock. Syufy LP acquired these shares prior to such date. The source of consideration used to acquire such shares was a portion of Syufy LP’s former ownership interest in Century Theatres, Inc. (“Century”). Century was acquired by Issuer from Syufy LP on October 5, 2006 for cash and shares of Common Stock, including the shares of Common Stock referenced in this Schedule 13D.

Item 4.	Purpose of the Transaction
Syufy LP originally acquired the Common Stock held by it for investment purposes.
Syufy LP does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those numerated above.

Item 5.	Interest in Securities of the Issuer
     (a)     As of February 13, 2008, Syufy LP beneficially owned in the aggregate 8,174,596 shares of Common Stock, which represents 7.7% of the Issuer’s outstanding Common Stock, which such percentage was calculated by dividing (i) the 8,174,596 shares of Common Stock beneficially owned by Syufy LP as of such date, by (ii) 106,509,578 shares of Common Stock outstanding, based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2007.
     As of February 13, 2008, Syufy Inc. did not own any shares of Issuer.
     (b)     Syufy LP has sole voting and dispositive power with respect to the 8,174,596 shares of Common Stock held by Syufy LP.
     (c)     None of Syufy LP or Syufy Inc. has engaged in any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D.
     (d)     Not Applicable.
     (e)     Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Syufy LP is a party to that certain Stockholders Agreement, dated as of August 7, 2006 (the “Stockholders Agreement”), by and among the Issuer, Syufy LP and certain other investors in Issuer, which provides, among things, for certain agreements with respect to the election of directors of Issuer. The Stockholders Agreement was previously filed as Exhibit 4.4 to the Form S-1 filed by the Issuer with the SEC on March 16, 2007 and is incorporated herein by reference.
Syufy LP is a party to that certain Registration Agreement, dated as of August 7, 2006 (the “Registration Agreement”), by and among the Issuer, Syufy LP and certain other investors in Issuer, which provides, among things, for certain registration rights with respect to the shares of Common Stock held by Syufy LP. The Registration Agreement was previously filed as Exhibit 4.5 to the Form S-1 filed by the Issuer with the SEC on March 16, 2007 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Stockholders Agreement, dated as of August 7, 2006, by and among the Issuer and certain investors named therein. The Stockholders Agreement was previously filed as Exhibit 4.4 to the Form S-1 filed by the Issuer with the SEC on March 16, 2007 and is incorporated herein by reference.

Exhibit 2	Registration Agreement, dated as of August 7, 2006, by and among the Issuer and certain investors named therein. The Registration Agreement was previously filed as Exhibit 4.5 to the Form S-1 filed by the Issuer with the SEC on March 16, 2007 and is incorporated herein by reference.
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2008

Syufy Enterprises, LP
By:	/s/ Andrew C. McCullough
Andrew C. McCullough, Executive Vice
President and General Counsel

5